Exhibit 23



                Independent Auditors' Consent

To the Compensation Committee of the
CNF Inc. Board of Directors:

We consent to the incorporation by reference in the registration statements (Nos. 333-48733, 333-92399, 333-
36180, 333-54558, 333-102749, and 333-104803 on Form S-8 and
333-56667 on Form S-3) of CNF Inc. of our report dated June 20, 2003, with respect to the statement of net assets available for benefits of the CNF Inc. EWW Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002 and the related supplemental schedule as of December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of the CNF Inc. EWW Savings Plan.




/s/ KPMG LLP

Portland, Oregon
June 27, 2003